Cementos Lima S.A.

RECEIVED
2004 JUL 26 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO.
82-3911

[redacted]

04035724

VAL-082-
July 21,

SUPPL

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Letter related to the Board of Directors' Meeting to be held on July 21, 2004.

   Date: filed with CONASEV on July 16, 2004.

   Required by: CONASEV

2. Resolution adopted at the July 21, 2004 Board of Directors' Meeting.

   Date: filed with CONASEV on July 21, 2004.

   Required by: CONASEV

3. Letter related to cash dividend of US$ 0.14 per Share of Common Stock.

   Date: filed with CONASEV on July 21, 2004.

   Required by: CONASEV

4. Letter related to cash dividend of US$ 0.014 per Investment Chare.

   Date: filed with CONASEV on July 21, 2004.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

7/26

c.c.: The Bank of New York

FILE: SEC

(FREE TRANSLATION)

FILE NO.
82-3911

GF.0064.04
Lima, July 16, 2004

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, July 21, 2004 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim unaudited Financial Statements for the Quarter ended June 30, 2004.
- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2004.

Regarding the distribution of profits, it will be proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'837,542.98 against the 2004 partial earnings.

Dividend per Common Share	US$ 0.14
Dividend per Investment Share	US$ 0.014

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

(FREE TRANSLATION)

FILE NO.
82-3911

GF.0067.04
Lima, July 21, 2004

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on July 21, 2004:

- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2004.

Regarding this cash dividend, it was agreed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'837,542.98 against the 2004 partial earnings.

Dividend per Common Share US$ 0.14
Dividend per Investment Share US$ 0.014

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

Cementos Lima S.A.

(FREE TRANSLATION)

(3)

FILE N°
82-3911

GF.0066.04

Lima, July 21, 2004

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on July 21, 2004, concerning the cash dividend of US$ 0.14 per Common Share.

The record date will be August 12, 2004, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on August 26, 2004 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

(FREE TRANSLATION)

**FILE N°
82-3911**

GF.0067.04

Lima, July 21, 2004

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on July 21, 2004, concerning the cash dividend of US$ 0.014 per Investment Share.

The record date will be August 12, 2004, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on August 26, 2004 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293